UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
(Amendment No. 1)

____________________________________

Almacenes Éxito S.A.

(Name of Subject Company (Issuer))

____________________________________

Cama Commercial Group, Corp.
Clarendon Worldwide S.A.
Fundación El Salvador del Mundo
Avelan Enterprise Ltd.
Francisco Javier Calleja Malaina
(Name of Filing Person (Offeror))

____________________________________

American Depositary Shares (ADS) each representing
8 Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

02028M105
(CUSIP Number of Class of Securities)

Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

____________________________________

Prolongación 59 Avenida Sur,
entre Avenida Olímpica y Calle El Progreso, #2934
San Salvador,
El Salvador 06015
Attn: Carlos Calleja, Gabriel Navarrete
+503 7871-3354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________________________

With a copy to:

Nicholas E. Rodriguez
Sey-Hyo Lee
Justin F. Hoffman
Winston & Strawn LLP
200 S Biscayne Blvd, Miami, FL 33131
(305) 910-0500

____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 18, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Cama Commercial Group, Corp. (the “Purchaser”). The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the issued and outstanding shares of common stock held by U.S. holders (the “Shares”) and all of the issued and outstanding American Depositary Shares (“ADRs”) of Almacenes Éxito, S.A. for US$0.9053 per Share, payable in U.S. dollars, or the Colombian peso equivalent of US$0.9053 per Share, payable in Colombian pesos and US$7.2424 per ADR (payable in U.S. dollars).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing Exhibits (a)(1)(i) and (a)(1)(iii).

Index No.
(a)(1)(i)	U.S. Offer to Purchase for Cash, dated January 8, 2024
(a)(1)(iii)	Form of Notice of Acceptance for Tenders of Shares held by U.S. Persons

Amendments to the Other Exhibits in the Schedule TO

All references in the Form of ADS Letter of Transmittal (Exhibit (a)(1)(ii) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares) (Exhibit (a)(1)(iv) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (Exhibit (a)(1)(v) to the Schedule TO), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares) (Exhibit (a)(1)(vi) to the Schedule TO) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (Exhibit (a)(1)(vii) to the Schedule TO) and Form of Notice of Guaranteed Delivery (ADSs)(Exhibit (a)(1)(viii) to the Schedule TO) to (1) “the Offer to Purchase dated December 18, 2023” are hereby amended and replaced with “the Amended Offer to Purchase, dated January 8, 2024”) and (2) “5:00 p.m., New York City time, on January 18, 2024” are hereby amended to and replaced with “11:59 p.m., New York City time, on January 18, 2024.” The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items are incorporated by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

All references to “purchase price (i) for each Share of the Colombian peso equivalent of US$0.9053 per Share, payable in Colombian pesos” in the Form of ADS Letter of Transmittal (Exhibit (a)(1)(ii) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares) (Exhibit (a)(1)(iv) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (Exhibit (a)(1)(v) to the Schedule TO), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares) (Exhibit (a)(1)(vi) to the Schedule TO) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (Exhibit (a)(1)(vii) to the Schedule TO) and Form of Notice of Guaranteed Delivery (ADSs)( Exhibit (a)(1)(viii) to the Schedule TO) are hereby amended to and replaced with “purchase price (i) for each Share of, at their election, (a) US$0.9053 per Share, payable in U.S. dollars, or (b) the Colombian peso equivalent of US$0.9053 per Share, payable in Colombian pesos” and by adding the following sentence: “In order to receive a payment for their tendered Shares in U.S. dollars, a U.S. holder must make an election in the Notice of Acceptance on or prior to the Expiration Date. In making such election, the U.S. holder will be deemed to have instructed its Colombian broker to convert any payment of Colombian pesos received through the BVC upon settlement into U.S. dollars through a financial institution selected by the Purchaser. If the resulting U.S. dollar amount per Share is less than US$0.9053 (taking into account any deductions for applicable withholding taxes and brokerage fees and commissions), the Purchaser will reimburse each electing holder for the difference between US$0.9053 and such U.S. dollar amount per Share. Any resulting amounts in excess of a U.S. dollar amount per Share of US$0.9053 will be retained by the Purchaser.” The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items are incorporated by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

CAMA COMMERCIAL GROUP, CORP.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
CLARENDON WORLDWIDE S.A.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
FUNDACION EL SALVADOR DEL MUNDO
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. Member
AVELAN ENTERPRISE LTD.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina Director
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina

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